EXHIBIT 4.2
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT 0F 1934
As used herein, the “partnership,” “we,” “us,” and “our” mean Enterprise Products Partners L.P. and, where the context requires, include its operating subsidiaries, but does not include its general partner (referred to as such herein), Enterprise Products Holdings LLC.
The common units described herein represent limited partner interests in the partnership and entitle holders thereof to the rights and privileges specified in our partnership agreement. A description of the common units is set forth below. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the partnership’s Certificate of Limited Partnership, as amended to date, and its partnership agreement, which are filed as additional exhibits to the annual report on Form 10-K (the “Annual Report”) of which this exhibit forms a part.
DESCRIPTION OF OUR COMMON UNITS
Common Units
Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of unitholders in and to cash distributions, please read “Cash Distribution Policy” elsewhere in this exhibit.
Our outstanding common units are listed on the NYSE under the symbol “EPD.” Any additional common units we issue will also be listed on the NYSE.
The transfer agent and registrar for our common units is Equiniti Trust Company (an affiliate of Equiniti Group plc), d/b/a EQ Shareowner Services.
Meetings/Voting
Each holder of our common units is entitled to one vote for each unit on all matters submitted to a vote of the unitholders.
Status as Limited Partner or Assignee
Except as described below under “— Limited Liability,” our common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.
Each purchaser of our common units must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate or other evidence of the issuance of uncertificated units. Purchasers may hold common units in nominee accounts.
An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to our common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive distributions, U.S. federal income tax allocations or reports furnished to record holders of our common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units.

A nominee or broker who has executed a transfer application with respect to our common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.
Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership.
For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.
Reports and Records
As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will mail or furnish to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with U.S. generally accepted accounting principles. In addition, no later than 90 days after the close of each quarter (except the fourth quarter), our general partner will mail or furnish to each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited quarterly financial statements and any other information required by law. We may furnish such reports by making them generally available on our website: www.enterpriseproducts.com.
Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner’s ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state tax liability and filing his U.S. federal and state income tax returns.
A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•
information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights
We have agreed to certain registration rights under our partnership agreement as described under “Description of Our Partnership Agreement — Registration Rights.” In addition, in connection with our October 2014 acquisition of the general partner of Oiltanking Partners, L.P. (“Oiltanking”), and approximately 65.9% of the outstanding limited partner interests in Oiltanking, we issued 54,807,352 common units to Oiltanking Holding Americas, Inc. (“OTA”) in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and we granted OTA registration rights with respect to these common units under a Registration Rights Agreement between us and OTA. OTA may request pursuant to this agreement that we prepare and file a registration statement to permit and otherwise facilitate the public resale of all or a portion of the 54,807,352 Enterprise common units that OTA owns. Our obligation to OTA to effect such transactions is limited to five registration statements and underwritten offerings.

CASH DISTRIBUTION POLICY
Distributions of Available Cash
General. Within approximately 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.
Definition of Available Cash. Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:
•	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:
•	provide for the proper conduct of our business (including reserves for our future capital expenditures and for our future credit needs) subsequent to such quarter;
•
comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we are a party or to which we are bound or our assets are subject; or

•	provide funds for distributions to unitholders in respect of any one or more of the next four quarters;
•
plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter or certain interim capital transactions after the end of such quarter designated by our general partner as operating surplus in accordance with the partnership agreement. Working capital borrowings are generally borrowings that are made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Distributions of Cash Upon Liquidation
If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the unitholders in accordance with their respective capital account balances as so adjusted.
Manner of Adjustments for Gain. The manner of the adjustment is set forth in the partnership agreement. Upon our liquidation, we will allocate any net gain (or unrealized gain attributable to assets distributed in kind to the partners) as follows:
•	first, to the unitholders having negative balances in their capital accounts to the extent of and in proportion to such negative balances; and
•	second, to the unitholders, pro rata.
Manner of Adjustments for Losses. Upon our liquidation, any net loss will generally be allocated to the unitholders as follows:
•	first, to the unitholders in proportion to the positive balances in their respective capital accounts, until the capital accounts of the unitholders have been reduced to zero; and
•	second, to the unitholders, pro rata.
Adjustments to Capital Accounts. In addition, interim adjustments to capital accounts will be made at the time we issue additional partnership interests or make distributions of property. Such adjustments will be based on the fair market value of the partnership interests or the property distributed and any gain or loss resulting therefrom will be allocated to the unitholders in the same manner as gain or loss is allocated upon liquidation.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
The following is a summary of the material provisions of our partnership agreement. Our amended and restated partnership agreement has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The following provisions of our partnership agreement are summarized elsewhere in this exhibit:
•	distributions of our available cash are described under “Cash Distribution Policy”; and
•	rights of holders of common units are described under “Description of Our Common Units.”
Purpose
Our purpose under our partnership agreement is to serve as a member of Enterprise Products Operating LLC (“EPO”), our primary operating subsidiary, and to engage in any business activities that may be engaged in by EPO or that are approved by our general partner. The limited liability company agreement of EPO provides that it may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.
Power of Attorney
Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.
Voting Rights
Unitholders will not have voting rights except with respect to the following matters, for which our partnership agreement requires the approval of the holders of a majority of the common units, unless otherwise indicated:
•	the merger of our partnership or a sale, exchange or other disposition of all or substantially all of our assets;
•	the removal of our general partner (requires 60% of the outstanding common units, including common units held by our general partner and its affiliates);
•	the election of a successor general partner;
•	the dissolution of our partnership or the reconstitution of our partnership upon dissolution;
•	approval of certain actions of our general partner (including the transfer by the general partner of its general partner interest under certain circumstances); and
•	certain amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.
Under the partnership agreement, our general partner generally will be permitted to effect, without the approval of unitholders, amendments to the partnership agreement that do not adversely affect unitholders.
Issuance of Additional Securities
Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.
Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.
Amendments to Our Partnership Agreement
Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees to reflect:
•	a change in our names, the location of our principal place of business, our registered agent or our registered office;
•	the admission, substitution, withdrawal or removal of partners;
•
a change to qualify or continue our qualification as a limited partnership or a partnership in which our limited partners have limited liability under the laws of any state or to ensure that neither we, EPO, nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	a change that does not adversely affect our limited partners in any material respect;
•
a change to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (ii) facilitate the trading of our limited partner interests or comply with any rule, regulation, guideline or requirement of any national securities exchange on which our limited partner interests are or will be listed for trading;

•	a change in our fiscal year or taxable year and any changes that are necessary or advisable as a result of a change in our fiscal year or taxable year;
•
an amendment that is necessary to prevent us, or our general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

•	an amendment that is necessary or advisable in connection with the authorization or issuance of any class or series of our securities;
•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement;
•
an amendment that is necessary or advisable to reflect, account for and deal with appropriately our formation of, or investment in, any corporation, partnership, joint venture, limited liability company or other entity other than EPO, in connection with our conduct of activities permitted by our partnership agreement;

•	a merger or conveyance to effect a change in our legal form; or
•	any other amendments substantially similar to the foregoing.
Any amendment to our partnership agreement that would have the effect of reducing the voting percentage required to take any action must be approved by the written consent or the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.
No amendment to our partnership agreement may (i) enlarge the obligations of any limited partner without its consent, unless such shall have occurred as a result of an amendment approved by not less than a majority of the outstanding partnership interests of the class affected, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, our general partner or any of its affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change the provision of our partnership agreement that provides for our dissolution (A) at the expiration of its term or (B) upon the election to dissolve us by the general partner that is approved by the holders of a majority of our outstanding common units and by “special approval” (as such term is defined under our partnership agreement), or (iv) change the term of us or, except as set forth in the provision described in clause (iii)(B) of this paragraph, give any person the right to dissolve us.
Except for certain amendments in connection with the merger or consolidation of us and except for those amendments that may be effected by the general partner without the consent of limited partners as described above, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class so affected.
Except for those amendments that may be effected by the general partner without the consent of limited partners as described above or certain provisions in connection with our merger or consolidation, no amendment shall become effective without the approval of the holders of at least 90% of the outstanding common units unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.
Except for those amendments that may be effected by the general partner without the consent of limited partners as described above, the foregoing provisions described above relating to the amendment of our partnership agreement may only be amended with the approval of the holders of at least 90% of the outstanding common units.
Merger, Sale or Other Disposition of Assets
Our partnership agreement generally prohibits the general partner, without the prior approval of a majority of our outstanding common units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the assets of us or EPO in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination). The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of us or EPO without the approval of a Unit Majority (as defined in our partnership agreement). Our partnership agreement generally prohibits the general partner from causing us to merge or consolidate with another entity without the approval of a majority of the members of our Audit and Conflicts Committee, at least one of which majority meets certain independence requirements (such approval constituting “special approval” under our partnership agreement).

If certain conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity.
Reimbursements to Our General Partner
Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.
Withdrawal or Removal of Our General Partner
Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.
Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.
Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 60% of our outstanding common units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. In addition, if our general partner is removed as our general partner under circumstances where cause does not exist and common units held by our general partner and its affiliates are not voted in favor of such removal, our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for such interests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including those held by our general partner and its affiliates.
Transfer of the General Partner Interest
While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units it owns.
At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in the general partner without the approval of the unitholders.
Dissolution and Liquidation
We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the expiration of the term of our partnership agreement on December 31, 2088;
(2) the withdrawal, removal, bankruptcy or dissolution of the general partner unless a successor is elected and an opinion of counsel is received that such withdrawal (following the selection of a successor general partner) would not result in the loss of the limited liability of any limited partner or of any member of EPO or cause us or EPO to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not previously treated as such) and such successor is admitted to the partnership as required by our partnership agreement;
(3) an election to dissolve us by the general partner that receives “special approval” (as defined in our partnership agreement) and is approved by a majority of the holders of our common units;
(4) the entry of a decree of judicial dissolution of us pursuant to the provisions of the Delaware Act; or
(5) the sale of all or substantially all of the assets and properties of us, EPO and their subsidiaries.
Upon (a) our dissolution following the withdrawal or removal of the general partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) our dissolution upon the bankruptcy or dissolution of the general partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a majority of the holders of our common units may elect to reconstitute us and continue our business on the same terms and conditions set forth in our partnership agreement by forming a new limited partnership on terms identical to those set forth in our partnership agreement and having as the successor general partner a person approved by the holders of a majority of the holders of our common units. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up our affairs.
Liquidation and Distribution of Proceeds
Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:
•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and
•	then, to all partners in accordance with the positive balance in the respective capital accounts.
Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.
Meetings; Voting
For purposes of determining the limited partners entitled to notice of or to vote at a meeting of limited partners or to give approvals without a meeting, the general partner may set a record date, which shall not be less than 10 nor more than 60 days before (i) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (ii) in the event that approvals are sought without a meeting, the date by which limited partners are requested in writing by the general partner to give such approvals.
If authorized by the general partner, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding limited partner interests (including limited partner interests deemed owned by the general partner) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Special meetings of limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding limited partner interests of the class or classes for which a meeting is proposed. The holders of a majority of the outstanding limited partner interests of the class or classes for which a meeting has been called (including limited partner interests deemed owned by the general partner) represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes unless any such action by the limited partners requires approval by holders of a greater percentage of such limited partner interests, in which case the quorum shall be such greater percentage.
Each holder of common units is entitled to one vote for each unit on all matters submitted to a vote of the common unitholders.
Our common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.
Limited Call Right
If at any time our general partner and its affiliates own 85% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in the partnership agreement and (2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.
Indemnification
Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Our partnership agreement provides that we will indemnify (i) the general partner, (ii) any departing general partner, (iii) any person who is or was an affiliate of the general partner or any departing general partner, (iv) any person who is or was a member, partner, officer director, employee, agent or trustee of the general partner or any departing general partner or any affiliate of the general partner or any departing general partner or (v) any person who is or was serving at the request of the general partner or any departing general partner or any affiliate of any such person, any affiliate of the general partner or any fiduciary or trustee of another person (each, a “Partnership Indemnitee”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Partnership Indemnitee; provided that in each case the Partnership Indemnitee acted in good faith and in a manner that such Partnership Indemnitee reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create an assumption that the Partnership Indemnitee acted in a manner contrary to that specified above. Any indemnification under these provisions will be only out of our assets, and the general partner shall not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable it to effectuate, such indemnification. We are authorized to purchase (or to reimburse the general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify such person against such liabilities under the provisions described above.

Registration Rights
Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.